FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

November 17, 2009

Commission File Number: 0-29452

RADCOM LTD.
(Translation of Registrant’s Name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which are attached hereto and incorporated by reference herein:

1.	Press Release: Zohar Zisapel, Radcom’s Chairman and Largest Shareholder, Expands Shareholding Through Exercise of Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 17, 2009	Radcom Ltd. (Registrant) By: /s/ Jonathan Burgin —————————————— Jonathan Burgin Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description of Exhibits

99.1.	Press Release: Zohar Zisapel, Radcom’s Chairman and Largest Shareholder, Expands Shareholding Through Exercise of Warrants